Exhibit 99.1

Entrée Resources Announces Intention to Voluntarily Delist from NYSE American, Applies to Have Shares Trade on OTCQB

VANCOUVER, Sept. 9, 2019 /CNW/ - Entrée Resources Ltd. (TSX:ETG; NYSE American:EGI – the "Company" or "Entrée") today announces its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) ("Form 25") with the U.S. Securities and Exchange Commission (the "SEC") to voluntarily withdraw its common shares from listing on NYSE American LLC ("NYSE American"). The Company anticipates filing with the SEC a Form 25 on September 20, 2019 and expects the last day of trading on NYSE American to be on or about September 30, 2019 (approximately 10 days after filing the Form 25).

The Company has been evaluating its options with respect to its U.S. listing for some time. Following receipt of notice from NYSE American that the Company is not in compliance with the continued listing standards as set forth in Section 1003(a)(i), (ii) and (iii) of the NYSE American Company Guide (see the Company's news release dated August 16, 2019), and after careful consideration and a review of several options, the Board of Directors has determined that a voluntary delisting from NYSE American, and applying for a listing on a more suitable U.S. trading platform, is in the Company's best interests. Having regard to the business, finances and assets of Entrée, the price of Entrée's common shares on NYSE American, commodity prices, and the political and economic climate in which Entrée is currently operating, the Board of Directors is of the view that the potential negative impact to the Company and its shareholders from having to undertake dilutive corporate or other actions for the primary purpose of regaining compliance is not warranted, particularly when there are other lower cost trading platforms that provide similar liquidity and transparency for U.S. shareholders.

The Company's shares will continue to trade on the Toronto Stock Exchange ("TSX"). The Company has also applied to have its common shares trade on the Over-the-Counter OTCQB Venture Market (the "OTCQB") and anticipates launching on the OTCQB the same date its common shares are delisted from NYSE American.

Stephen Scott, President and CEO of Entrée, comments, "I believe this move to the OTCQB is very positive for Entrée and its shareholders, as it offers the benefits of being publicly traded in the U.S. at a significantly lower cost and complexity than a U.S. exchange listing. Many of Entrée's peers have already successfully made this move."

As a verified platform with efficient access to U.S. investors, OTCQB helps companies build shareholder value with a goal of enhancing liquidity and achieving fair valuation.

The Company will continue to file reports with Canadian securities regulators on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov following the voluntary delisting.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 19%, 9% and 8% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; the Company's intention to voluntarily withdraw its common shares from listing on NYSE American; the potential for the Company's common shares to be designated as trading on the OTCQB Market and related benefits of trading on the OTCQB Market; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, the voluntary withdrawal of Entrée's common shares from the NYSE American becoming effective and Entrée subsequently continuing to be a registrant with the SEC, the timing for the trading launch of Entrée's common shares on the OTCQB, local and global economic conditions and the environment in which Entrée will operate in the future, including the price of copper, gold and silver, timing and amount of anticipated future production and cash flows from the Entrée/Oyu Tolgoi joint venture property, and the status of Entrée's relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill Resources Ltd.

Risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information are discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2018, dated March 29, 2019 filed with the Canadian Securities Administrators and available at www.sedar.com and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the United States Securities and Exchange Commission on April 1, 2019, which is available at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/September2019/09/c6350.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 16:35e 09-SEP-19